UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

@Road, Inc.
Full Name of Registrant

Former Name if Applicable

47071 Bayside Parkway
Address of Principal Executive Office (Street and Number)

Fremont, California 94538
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

@Road, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”), by the March 16, 2006 due date without unreasonable effort and expense in light of the circumstances described below. The Company expects to finalize its financial statements for the fiscal year ended December 31, 2005 and to file the Annual Report on or before March 31, 2006.

In connection with the Company’s preparation of its financial statements for the year ended December 31, 2005 and the Annual Report, the Company identified an error; of a non-cash nature, in the accounting treatment previously applied to the common stock and preferred stock issued by the Company in connection with its acquisition of Vidus Limited on February 18, 2005 (the “Acquisition”). The Company has substantially completed its re-evaluation, however, until the re-evaluation is finalized (and management is endeavoring to complete it as soon as possible), the Company cannot finalize its financial statements for the year ended December 31, 2005 or file the Annual Report.

The Company also has provided information concerning this matter in its Current Report on Form 8-K dated March 16, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael Martini	(510)	668-1638
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

@Road, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ MICHAEL MARTINI
Michael Martini,
Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Form 12b-25 filed by @Road, Inc. March 16, 2006
Part IV — Other Information
Attachment to Section (3)

Comparison of Fiscal Year Ended December 31, 2005 with Fiscal Year Ended December 31, 2004

Revenues

The Company expects to report the following in its Annual Report with regard to revenues.

Total revenues were $93 million and $75 million for the years ended December 31, 2005 and 2004, respectively, representing a 23% increase from the year ended December 31, 2004 (the “prior fiscal year”). Total revenues is comprised of hosted revenue, which was $80 million and $75 million for the years ended December 31, 2005 and 2004, respectively, representing a 6% increase from the prior fiscal year, and licensed revenue, which was $13 million and $0 for the years ended December 31, 2005 and 2004, respectively. Hosted revenue is comprised of hardware, hosted service and related fees for the Company’s mobile resource management solutions. Licensed revenue is comprised of software license and related fees for the Company’s field service management solution, which was acquired by the Company in the Acquisition.

Costs and expenses

The Company expects to report the following in its Annual Report with regard to costs and expenses.

Total cost of revenues, excluding intangibles amortization included in total costs and expenses below, was $45 million and $35 million for the years ended December 31, 2005 and 2004, respectively, representing a 28% increase from the prior fiscal year. Total cost of revenues is comprised of cost of hosted revenue, which includes costs associated with providing the Company’s hardware, expenses related to the delivery of the Company’s hosted service and other costs and expenses related to the Company’s mobile resource management solutions, and cost of licensed revenue, which includes expenses relating to the installation and support of the Company’s field service management solution.

Total costs and expenses was $108 million and $68 million for the years ended December 31, 2005 and 2004, respectively, representing a 60% increase from the prior fiscal year. Total costs and expenses is comprised of total cost of revenues discussed above, intangibles amortization, in-process research and development, impairment of intangible assets, sales and marketing, research and development, general and administrative and terminated acquisition costs. Sales and marketing expense was $21 million and $12 million for the years ended December 31, 2005 and 2004, respectively, representing a 73% increase from the prior fiscal year. Research and development expense was $13 million and $6 million for the years ended December 31, 2005 and 2004, respectively, representing a 110% increase from the prior fiscal year. General and administrative expense was $18 million and $12 million for the years ended December 31, 2005 and 2004, respectively, representing a 46% increase from the prior fiscal year. Additionally in the year ended December 31, 2005 and as a result of the Acquisition, the Company incurred expenses of $11 million for intangibles amortization, in-process research and development and impairment of intangible assets.

Other income

The Company expects to report the following in its Annual Report with regard to other income.

The Company expects to include derivative instruments income as a result of its re-evaluation of the accounting treatment applied to non-cash credits related to derivative instruments embedded in the Series B preferred stock issued by the Company in connection with the Acquisition. Although the re-evaluation described above has not yet been completed, the Company currently expects derivative instruments income to be between $2.0 million and $2.5 million for the year ended December 31, 2005. Total other income, net was $5 million and $2 million for the years ended December 31, 2005 and 2004, respectively, representing a 223% to 256% increase from the prior fiscal year. Total other income is comprised of interest income, other (expense) income, net and, for the year ended December 31, 2005.

Net income attributable to common stockholders and net income per share

The Company expects to report the following in its Annual Report with regard to net income attributable to common stockholders and net income per share.

Net income attributable to common stockholders was estimated to be $28 million for the year ended December 31, 2005, and was $9 million for the year ended December 31, 2004, representing a 203% to 208% increase from the prior fiscal year. Net income attributable to common stockholders for the year ended December 31, 2005 includes a benefit from income taxes of $38 million and dividends accrued on the preferred stock issued by the Company in connection with the Acquisition of $0.4 million. Net income per share (basic) was $0.47 and $0.17 for the years ended December 31, 2005 and 2004, respectively. Net income per share (diluted) was between $0.45 and $0.46 for the year ended December 31, 2005 and $0.16 for the year ended December 31, 2004.

This notification may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks, uncertainties and assumptions, such as statements regarding our expectations, objectives and future operations. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, including but not limited to the possibility that the Company may be unable to complete its review of the matters set forth herein in a sufficiently timely manner to enable it to file its Annual Report on Form 10-K within the permitted extension period, the possibility that upon further analysis the Company’s current expectations regarding the outcome of its re-evaluation prove to be inaccurate, as well as those factors described in the Company’s Annual Report on Form 10-Q for the period ended September 30, 2005, which document is on file with the Securities and Exchange Commission and available at its website at www.sec.gov. These forward-looking statements are made only as of the date of this notification.